UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
;:	October 31, 2023
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21002190

SEC FILE NUMBER
3-68631

SEC Mail Processing Section
MAR 02 2021
Washington DC
418

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Creek Capital Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 West Barbee Chapel Road, Suite 200
(No. and Street)

Chapel Hill	North Carolina	27517
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Yusko — 919-442-6311
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name — if individual, state last, first, middle name)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Morgan Creek Capital Distributors, LLC

Contents

OATH OR AFFIRMATION

I, Mark Yusko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Creek Capital Distributors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

ROBIN H. BUTLER
Notary Public
Orange
County
My Comm. Exp.
04-14-2024
NORTH CAROLINA

Signature

CEO/CIO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

As of December 31, 2020

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT.

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

As of December 31, 2020

Financial Statement

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

December 31,		2020
Assets		
Cash	$	486,437
Accounts receivable		20,835
Due from related party		295,640
Prepaid and other assets		52,059
Total Assets	$	854,971
Liabilities and Members' Equity		
Liabilities		
Accrued compensation and benefits	$	181,602
Accounts payable and accrued expenses		8,178
Total Liabilities		189,780
Members' Equity		665,191
Total Liabilities and Members' Equity	$	854,971

The accompanying notes are an integral part of this financial statement.

1. Summary of Business Activities and Significant Accounting Policies

Morgan Creek Capital Distributors, LLC (the "Company") is a limited liability company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was formed on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011. The Company was previously called Town Hall Capital, LLC from its inception until October 2015.

Morgan Creek Capital Management, LLC ("Morgan Creek") is the majority owner of the Company. Prior to September 30, 2015, Town Hall Holdings, LLC, a majority owned subsidiary of Morgan Creek, owned the Company. The Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company. It also serves as a placement agent raising capital primarily from investors in other Morgan Creek-sponsored funds, including private equity funds and private equity fund of funds (collectively, "Private Equity Funds"), and hedge funds and hedge fund of funds (collectively, "Hedge Funds").

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

Cash

Cash represents balances held in demand accounts at financial institutions and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains a bank account at a financial institution; although the financial institution may have credit risk, the Company has not experienced any losses to date.

Compensated Absences

Employee vacation is accrued when it is earned by employees. No provision is recorded at year end as vacation is earned on a calendar year basis and no carryover provision for any unused vacation exists.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Accounts receivable are stated at the amount the Company expects to collect. The Company's determination of the provision for credit losses is based on historical payment information or known customer financial concerns. The Company continually

monitors these estimates over the life of the receivables. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. At December 31, 2020, the Company did not deem an allowance for uncollectible accounts to be necessary.

Fair Value Measurements

The Company applies fair value accounting for its financial assets and liabilities in accordance with U.S. GAAP. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements and assumptions that market participants would use in pricing the asset or liability.

Certain financial instruments, which are not carried at fair value, are carried at amounts that approximate fair value due to their nature and generally negligible credit risk.

Revenue Recognition

The Company accounts for revenue from contracts with customers in accordance with U.S. GAAP. Substantially all revenue from contracts with customers is primarily comprised of placement and distribution fees from the sale of private funds. The recognition and measurement of revenue are based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company enters into arrangements with investment managers, primarily Morgan Creek, to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as percentage of capital raised, of management fees earned, or of carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by Private Equity Funds, Hedge Funds or registered funds. Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investors activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis in arrears. Accordingly, in such instances, placement and distribution fees recognized in the current period are related to performance obligations that have been satisfied in prior periods.

The Company may also receive non-refundable retainers upon execution of agreements with managers of Private Equity Funds, Hedge Funds or registered funds to provide fundraising services. The Company provides such sales and marketing services on a daily basis. The Company believes

the performance obligation for providing such services is satisfied over time because the investment manager is receiving and consuming the benefits as they are provided by the Company.

Costs to Obtain or Fulfill A Contract with a Customer

The Company generally does not incur costs to obtain contracts with customers. The Company incurs commission expense to fulfill contracts with its customers. Commissions are generally paid on a similar basis to the related placement and distribution fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

Significant Customers

As more fully disclosed in Note 2, approximately 95% of the Company's receivables at December 31, 2020, are attributable to its relationship with Morgan Creek.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the members are individually liable for reporting their share of the Company's net income or net loss.

In accordance with ASC 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years from 2017 to 2020 (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. To date, the Company has not identified or recorded any unrecognized tax benefits.

Leases

The Company accounts for leases under U.S. GAAP, which requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. U.S. GAAP also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. The Company had no leases for the year ended December 31, 2020.

Adoption of New Accounting Standards

On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Measurement of Credit Losses on Financial Instruments - Credit losses ("ASC 326" or "ASU 2016-13"), which replaces the incurred loss methodology with an expected loss methodology that requires the immediate recognition of management's estimates of current expected credit losses ("CECL"). The CECL methodology is applicable to financial assets measured at amortized cost, including loans

receivable and held-to-maturity debt securities. ASC 326 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2019. Under the new accounting standard, the Company has the ability to determine there are no expected credit losses in certain circumstances (i.e. based on the credit quality of the counterparties). The Company identified in-scope assets impacted by the new standard as accounts receivable. ASC 326 specifies that the Company adopt the new guidance on a modified retrospective basis by recording a cumulative-effect adjustment to the opening equity as of the beginning of the period of the adoption. This standard was adopted effective January 1, 2020, and the Company found that there was no impact on its financial position and results of operations and thus recognized a cumulative-effect adjustment of $0 as of January 1, 2020 and there were no expected credit losses recorded throughout the year in 2020.

Covid-19

In 2020, the World Health Organization declared Covid-19 a "Public Health Emergency of International Concern." The Company has monitored, since March 2020, and continues to monitor the effects of the Covid-19 Pandemic on a national level and is responding accordingly. Since March 2020, all employees began to work remotely and have continued to do so through the date the financial statement was issued. There were no issues with access to documents or files given our technology infrastructure has always facilitated remote operations. To date, there have been no significant disruptions to our business or control processes as a result of employees working remotely. As a result of the continued public health emergency, our employees will continue to work remotely for the foreseeable future.

2. Related Party Transactions

At December 31, 2020, the Company had receivables of $359,964 due from Morgan Creek and payables of $64,234 due to Morgan Creek, which were netted and included in "Due from related party" in the accompanying statement of financial condition. Morgan Creek made $140,965 of purchases on behalf of the Company during 2020. The Company reimbursed Morgan Creek $130,101 for these purchases.

Employee Benefit Plan

Morgan Creek sponsors a tax-qualified plan (the "Plan") for its personnel and the personnel of the Company. The Plan consists of a defined contribution profit sharing component and a deferred contribution. Contributions are made to the profit sharing component by the Company, subject to approval by the Company. The contribution amounts are not reduced by participant contributions, which are made through salary or bonus reductions. For the year ended December 31, 2020, $23,561 is included in "Accrued compensation and benefits" on the accompanying statement of financial condition.

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had regulatory net capital of $358,735 and a required minimum regulatory net capital of $14,320.

4. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2020 through the date the financial statement was issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the year then ended.

5. Continuing Operations

As more fully described in Note 1, the Company is a component of a larger enterprise. Morgan Creek has committed to provide capital to support the Company's continuing operations and regulatory net capital through March 1, 2022, at a minimum.